EXHIBIT 99.1

AGRIUM INC.

ANNUAL INFORMATION FORM

Year Ended December 31, 2008

February 25, 2009

Following is a table of contents of the Annual Information Form (“AIF”) referencing the applicable requirements of Form 51-102F2 of the Canadian Securities Administrators. Certain portions of this AIF are disclosed in Agrium Inc.’s Management’s Discussion & Analysis (“MD&A”) and Consolidated Financial Statements for the year ended December 31, 2008 and are incorporated herein by reference as noted below.

ITEM 3 – CORPORATE STRUCTURE

In this AIF, unless the context otherwise indicates, “Agrium” and the “Company” refer to Agrium Inc., its subsidiaries and any partnership of which Agrium and its subsidiaries are the partners, and the “Corporation” refers to the corporate entity, Agrium Inc. References to “dollars”, “$”, and “U.S. $” are to United States dollars. Unless otherwise specifically herein provided, the information contained in this AIF is stated effective as at December 31, 2008.

3.1  NAME, ADDRESS AND INCORPORATION

Agrium Inc. was incorporated by Articles of Incorporation under the Canada Business Corporations Act on December 21, 1992. The Corporation’s head office and principal place of business is located at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8.

3.2  INTERCORPORATE RELATIONSHIPS
(as at February 25, 2009)

Principal Subsidiaries & Associated Companies	Jurisdiction of Incorporation or Organization	Ownership
AGRIUM, a general partnership	Alberta	100%
Agrium U.S. Inc.	Colorado	100%
Crop Production Services, Inc.	Delaware	100%
Profertil S.A.	Argentina	50%

Agrium conducts business activities through three strategic Business Units:

•	Agrium’s Retail Business Unit, with net sales of $5.5-billion in 2008, operates in North and South America, providing crop inputs and services directly to farmers. Agrium’s 2008 acquisition of 100 percent interest in UAP Holding Corp. (“UAP”), one of the largest distributors of agricultural and non-crop products in North America, significantly increased Retail’s distribution centers.

•	Agrium’s Wholesale Business Unit, with net sales of $4.7-billion in 2008, operates in North and South America and produces, markets and distributes all major crop nutrients for agricultural and industrial customers both domestically and around the world. Agrium’s 2008 acquisition of a 70 percent interest in Common Market Fertilizers S.A. (“CMF”) expands Wholesale’s distribution capability globally.

•	Agrium’s Advanced Technologies Business Unit, with net sales of $352-million in 2008, produces and markets controlled release nutrients for sale to the agricultural, golf course, turf, and ornamental markets of North America. The 2007 investment in Hanfeng Evergreen Inc. (“Hanfeng”) had expanded this business unit’s geographic market to China and the Pacific Rim.

ITEM 4 – GENERAL DEVELOPMENT OF THE BUSINESS

4.1  THREE YEAR HISTORY

2006

Key corporate goals achieved in 2006 included the acquisition of Royster-Clark, Nu-Gro and Pursell Technologies, the completion of the expansions of Agrium’s potash and ESN production facilities, and the securing of sufficient natural gas supplies to allow for the operation of one ammonia and one urea plant at the Kenai, Alaska facility for eight months in 2007. Agrium continued to focus on maintaining a prudent capital structure to allow the Company to capitalize on expansion opportunities. Consolidated earnings of $33-million were down compared to 2005.

In 2006, the Corporation adopted an operating and management structure consisting of a Corporate group and three strategic business units: Retail, Wholesale, and Advanced Technologies. Retail comprises the sale of crop nutrients, crop protection products, seed, custom application services and agronomic consulting. Wholesale comprises the production and sale of the three primary nutrients: nitrogen, phosphate and potash. Advanced Technologies

ITEM 4 – GENERAL DEVELOPMENT OF THE BUSINESS

comprises the production and sale of controlled-release crop nutrients and other professional products. Corporate is a non-operating business unit for inter-company eliminations and corporate functions. During the fourth quarter of 2006, the Corporation revised the composition and names of its reporting units to correspond to the strategic business unit structure and internal reporting.

Retail results were lower in 2006 than 2005. Overall, Retail’s markets were challenged this year by weaker demand for crop inputs partly due to unfavorable crop prices in the first half of the year, decreased pest pressure that led to lower crop protection product sales across the United States (U.S.), and lowered crop input applications due to wet weather in the Eastern Cornbelt, compared to 2005.

Wholesale net sales and gross profit were lower than those achieved in 2005. Gross profit was affected by adverse conditions in the wholesale market including higher input costs, weak fertilizer demand partly due to unfavorable crop prices in the first half of the year, the delay of settlement in the China and India potash pricing negotiations, and poor weather conditions in certain market regions. Start up issues related to the expansion at the Company’s Vanscoy potash facility, continued production challenges related to high iron content of phosphate rock from the Company’s Kapuskasing facility, and market related slow downs in several of its North American nitrogen facilities, resulted in lower overall production volumes and higher cost of product sold across all product lines. During the first quarter, Agrium experienced a loss of $43-million related to its inability to achieve hedge accounting treatment for some of its gas hedge positions. A $95-million after-tax impairment charge on Agrium’s Canadian phosphate facilities was recognized in the fourth quarter of 2006 to reflect quality issues with the rock from its Kapuskasing phosphate mine and a reduction in the estimated economic ore reserve life.

Acquisitions and Divestitures

On January 25, 2006, Agrium completed an $86-million acquisition from Spectrum Brands Inc. (Spectrum) of its Nu-Gro fertilizer technology and professional products businesses. This acquisition was beneficial in that it provided the Corporation with new controlled release and professional products, with strong, stable margins. Nu-Gro operates four production facilities with strong customer relationships based on the Nu-Gro brand. As part of this transaction, Agrium entered into a multi-year supply arrangement with Spectrum to supply Spectrum’s Canadian consumer business. Spectrum has subsequently sold its Canadian consumer business and the associated supply agreements to Sure-Gro Inc. Earnings of this acquisition are included as part of Agrium’s Advanced Technologies business unit.

On February 9, 2006, Agrium closed a $474-million acquisition of Royster-Clark, resulting in its Retail business unit becoming the largest agricultural retailer in the U.S. Royster-Clark is a major distributor of agricultural nutrients, seed and crop protection services and provider of agronomic services to farmers principally in the Midwestern and Southeastern U.S. With this acquisition, Agrium acquired over 230 retail farm centers that added geographic and product diversity to the Company’s existing retail business unit. Royster-Clark’s operations comprise both retail and wholesale activities and its earnings are aggregated into both Agrium’s Retail and Wholesale business units. The Corporation has filed a form 51-102F4 in respect of this acquisition.

On April 26, 2006, Agrium completed the sale of the East Dubuque, Illinois nitrogen production facility for $50-million plus $20-million of related working capital. Agrium has been appointed the exclusive distributor of the products manufactured at the facility for agricultural and industrial use as part of a ten-year distribution agreement.

On August 8, 2006, Agrium purchased certain assets and technologies of Pursell Technologies Inc. (Pursell) for $91-million. The assets are primarily used in the production and sale of controlled-release crop nutrient products. This acquisition provides the Company with new products in the controlled release and professional products markets that complement its existing product lines in these markets, patented technology for emerging non-fertilizer controlled release products, such as specific crop protection products, and a production, research and development facility in Sylacauga, Alabama. Earnings from these businesses are included as part of Agrium’s Advanced Technologies business unit.

ITEM 4 – GENERAL DEVELOPMENT OF THE BUSINESS

Incremental Expansion

In 2006, Agrium completed the following significant capital projects:

•	The expansion of the Vanscoy potash operation in Saskatchewan during October, expected to add an additional 310,000 tonnes per year of production capacity.

•	The expansion of the ESN150 facility at the end of February, bringing Agrium’s total ESN production capability to 150,000 tonnes and making the Carseland, Alberta plant the largest polymer-coated controlled release crop nutrient production facility in the world.

On July 19, 2006, Agrium announced entering into a non-binding Memorandum of Understanding with Northern Lights Partnership (which was later cancelled in 2008) for the supply of hydrogen and other products from a proposed Northern Lights’ heavy oil, or bitumen, upgrader and gasification facility to the Company’s Redwater, Alberta nitrogen and phosphate operations. Low-cost hydrogen produced from the gasification facility would replace natural gas as the feedstock for the Company’s Redwater nitrogen facility. Agrium’s Kenai nitrogen facility temporarily shut down in late October 2006 as a result of seasonal gas supply issues. On August 31, 2006, Agrium announced that the Kenai gasification project was proceeding to a detailed feasibility review (a decision to not proceed with the project was made in 2007).

In May 2006, Agrium issued $300-million of 7.125 percent, 30-year debentures under a shelf prospectus. Proceeds of the debt offering were used to redeem $101-million of the principal amount of notes outstanding and to repay a portion of outstanding indebtedness under the Corporation’s Credit Facilities which were used to fund, in part, the acquisition of Royster-Clark.

In 2006, Profertil, Agrium’s 50 percent joint venture nitrogen facility, and the Argentine Government reached an agreement on short-term support measures to restrict prices of urea to a $300/tonne cap on product sold in Argentina. This decision had no material impact on Agrium’s 2006 financial results.

2007

Agrium achieved record consolidated net sales and net earnings in 2007 of $5,270-million and $441-million, respectively. Gross profit was significantly higher than 2006 and 2005 in all three business units. This is due primarily to the strength in global agricultural and nutrient markets, combined with the growth initiatives the Company has undertaken.

Retail net sales and gross profits were at record levels in 2007 due to a combination of strong global agricultural markets and significant synergies captured from the Royster-Clark retail acquisition made in early 2006. Net sales and gross profit were significantly higher for all major product lines: crop nutrients, crop protection products and seed, services and other for 2007 than in prior years.

Wholesale net sales and gross profits achieved record levels for 2007. Strong market fundamentals and record pricing, in conjunction with solid operational performance were key drivers contributing to the results. International nitrogen sales were adversely affected due to lower production volumes by gas-limited operations at the Kenai and Profertil facilities. Gas supply interruptions resulted in an extended outage at Profertil, as Argentina experienced its coldest winter in over 80 years. During the third quarter, the Company returned to sustained historical production levels at its Redwater phosphate operation and its Kapuskasing phosphate mine. Agrium overcame post-expansion issues at its Vanscoy, Saskatchewan potash operation and achieved expected production rates by the fourth quarter of 2007.

Advanced Technologies’ net sales and gross profit have shown significant increases in net sales and gross profits for 2007. This is due to a combination of strong sales and increased margin for ESN controlled release products targeted at the specialty market, as well as the inclusion of a full year of results from the Pursell acquisition done in August of 2006.

ITEM 4 – GENERAL DEVELOPMENT OF THE BUSINESS

Acquisitions & Investments

On April 2, 2007 Agrium’s Advanced Technologies business unit acquired a 19.6 percent equity position in a Chinese specialty fertilizer company, Hanfeng. Hanfeng is a leading provider of value-added crop nutrients in China, with significant granulated NPK production, blending capacity and growing SCU capacity. This acquisition provides the ability for Agrium to leverage off of its expertise in the specialty crop nutrient business and provides a platform for future growth in the Chinese crop nutrient and agriculture market. In connection with the investment, an amendment has been made to a pre-existing Sulphur Coated Urea (SCU) agreement. Hanfeng has established a new wholly-owned subsidiary (“Holdco”) which holds the rights to the SCU agreement. The purpose of Holdco is to explore new SCU projects and joint venture opportunities in China. Agrium has an option to acquire 50 percent of Holdco, exercisable at any time prior to April 2, 2009.

On May 22, 2007, Agrium completed an asset purchase of 22 retail outlets (15 farm centers and 7 satellites) from Archer Daniels Midland (ADM), expanding its Retail operations into the Southern U.S. Plains. The retail outlets are located in Kansas and Oklahoma and have annual crop input net sales of approximately $60-million. Agrium acquired the fixed retail storage and distribution assets and entered into an agreement for associated long-term leases for land. The Company expected to benefit from margin improvements and working capital reductions, as well as the platform for further expansion in the Southern U.S. Plains as a part of the Company’s growth strategy.

Incremental Expansion

On May 1, 2007, Agrium announced that, along with the project co-owners, it is proceeding with the construction of a world-scale nitrogen facility to be located in Damietta, Egypt. The Corporation held a 60 percent interest in a subsidiary which has entered into contractual obligations for the construction of the nitrogen facility and infrastructure in Egypt. Construction commenced in the second quarter of 2007 but was halted in 2008 (further progress discussed under 2008 “Incremental Expansion”). The lump sum turnkey project was expected to cost $1.2-billion for construction of the facility and related infrastructure.

In September 2007, Agrium announced the closing of its Kenai nitrogen fertilizer operations due to a shortage of natural gas supply in Alaska’s Cook Inlet.

Agrium also completed significant financing activities in 2007. In August 2007, the Corporation filed a Shelf Prospectus that allowed Agrium to offer from time to time over a 25-month period in Canada and the U.S. up to $1-billion of debt, equity and other securities. On December 3, 2007 Agrium filed an amendment to its Shelf Prospectus increasing the amount of available securities from $1-billion to $3-billion.

Between the dates of December 18 – 20, 2007, Agrium issued 23,706,800 common shares at a price of $58.00 per share representing proceeds of $1.3-billion. The Company used the net proceeds from the offering to fund a portion of the purchase price of the UAP acquisition (see “Acquisitions and Investments” below).

2008

With the acquisition of UAP (discussed further in “Incremental Expansion”) in 2008, which nearly doubled the size and reach of Agrium’s Retail network, Agrium is now the largest agricultural retailer in the U.S. In 2008, Retail net sales and gross profits achieved record levels of $5.5-billion and $1.4-billion, respectively, primarily as a result of the UAP acquisition. Retail operations were also aided by strong global crop commodity prices combined with rapidly increasing crop nutrient and crop protection prices through the first three quarters of the year.

Wholesale net sales and gross profits achieved record levels of $4.7-billion and $1.8-billion, respectively, for 2008. Strong market fundamentals and pricing for the first three quarters of the year, in conjunction with solid operational performance for the full year were key drivers contributing to the results. Profertil and the Argentine Government reached an agreement on short-term support measures to restrict prices of urea to a $410/tonne cap on product sold in Argentina. This decision had no material impact on Agrium’s 2008 financial results. In addition, production interruptions and a major turnaround at Profertil resulted in reduced production volumes.

ITEM 4 – GENERAL DEVELOPMENT OF THE BUSINESS

Advanced Technologies’ net sales and gross profit have shown significant increases for 2008. This is due to a combination of strong sales and increased margin for ESN, as well as the inclusion of a full year of results from both the acquisition of the micronutrients business from Agrium’s Wholesale operating business unit in the fourth quarter of 2007, as well as the investment in Hanfeng completed in April of 2007.

Acquisitions & Investments

On May 5, 2008, Agrium acquired UAP, a distributor of a full range of crop protection products, nutrients, seed and services to growers across North America. Results of operations of UAP from the date of acquisition are reflected in the Retail business unit.

On July 8, 2008, Agrium acquired a 70 percent interest in CMF. CMF is one of Western Europe’s largest fertilizer distribution companies. With its head office in Brussels, Belgium, CMF operates through subsidiaries in France, Germany, Belgium, the UK, Italy and Bulgaria, and it also markets products in Spain, the Netherlands, Ireland, Greece, Denmark and South America. This acquisition expands Wholesale’s distribution capability globally.

Incremental Expansion

Productivity improvements at the ESN plant in Carseland, AB have increased the production capabilities at this facility from 150,000 to 200,000 tonnes. The Courtright, ON location underwent a plant optimization project at the sulphur coated urea plant. The plant was shut down for a substantial portion of 2008 to complete the project. Subsequent to the plant shutdown the facility is able to produce sulphur coated urea, XCU®, and TriKote®, plus two lightly coated Polyon products.

Agrium previously carried out its activities in Egypt through our 60 percent interest in a subsidiary known as EAgrium, which had begun construction of a nitrogen facility in Egypt. During the second quarter of 2008, the Egyptian government halted construction of the facility. In the third quarter of 2008, Agrium entered into an agreement with Egyptian MISR Oil Processing Company, S.A.E. (“MOPCO”), whereby MOPCO would acquire EAgrium and all related contractual obligations through a share exchange. Agrium completed the share exchange on January 26, 2009 which resulted Agrium in owning 26 percent of MOPCO. Equity advances from our project venture partners of $171-million were received in 2008 and are a source of cash in Agrium’s consolidated statement of cash flows.

4.2  PROPOSED TRANSACTIONS

On February 25, 2009, we announced that we had made a proposal to CF Industries Holdings, Inc. (“CF”) to enter into a merger agreement to acquire it for approximately U.S. $3.6-billion payable in cash and our shares. The proposal is conditional upon, among other things, CF terminating its proposed acquisition of Terra Industries Inc., CF board and shareholder approval and regulatory and other approvals. CF is a U.S. based producer of nitrogen and phosphate fertilizers. In the year ended December 31, 2008, it had total net sales of U.S. $3.9-billion, net earnings of U.S. $684.6-million and produced 1.8 million tonnes of phosphate based fertilizers and 5.4 million tonnes of nitrogen based fertilizers. No assurance can be given as to if or when the proposed acquisition of CF may be completed.

ITEM 5 – DESCRIPTION OF THE BUSINESS

5.1 BUSINESS OF AGRIUM

Agrium is a retailer of agricultural products and services in the U.S. as well as Argentina and Chile, and a global producer and wholesale marketer of nutrients for agricultural and industrial markets. For the fiscal year ended December 31, 2008, Agrium reported its business through three business units and a fourth non-operating business unit for Corporate and inter-company eliminations. The three operating business units were Retail, Wholesale, and Advanced Technologies.

ITEM 5 – DESCRIPTION OF THE BUSINESS

a)	SUMMARY

i)	Products, Services and Markets

For additional information regarding the products, services and markets of Agrium’s business, see the discussion under the heading “Strategic Business Unit — Retail Operations” on pages 19 to 29, “Strategic Business Unit — Wholesale Operations” on pages 31 to 49, and “Strategic Business Unit — Advanced Technologies” on pages 51 to 57 of the 2008 MD&A, which is incorporated herein by reference and available on the Corporation’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

Retail

Agrium’s Retail business unit markets crop nutrients, crop protection products, seeds, custom application and other agronomic services to customers through 872 outlets in the U.S., Argentina and Chile. Nearly 94 percent of Agrium’s Retail business is based in the North America. The Retail business unit’s market is primarily retail sales directly to farm customers, but also includes significant wholesale activity of crop protection products to other retail operations through the Company’s acquisition of UAP.

Although the percentage of revenues from crop nutrients has decreased because of the UAP acquisition, crop nutrients account for approximately 50 percent of Retail’s total net sales. Crop nutrients are generally mixed in a custom blend to suit the particular nutrient requirements for each customer’s field based on soil fertility tests or plant tissue samples. Agrium offers custom crop nutrient application services and employs a large fleet of application and nurse equipment to custom-apply these nutrients at the prescribed rates. Many of the Company’s crop nutrient application rigs are also capable of precision application using global positioning system (“GPS”) technology which allows nutrient application rates to be adjusted when required based on GPS grid soil sample test results.

Agrium’s retail crop protection business has increased to approximately 38 percent of Retail’s total net sales in 2008 due to the UAP acquisition. The crop protection market as a whole has not grown due to the continued advancements in genetically modified (“GMO”) seed which reduces the need for protection products. Similar to crop nutrient application, Agrium employs a large fleet of crop protection application equipment. By its nature, Retail’s crop protection business operates within a framework of government regulation and oversight.

In concert with the advent of GMO seed, Agrium’s Retail business unit has significantly grown its seed business with an average annual compound growth rate of 13 percent over the last three years. With the 2008 acquisition of UAP, Retail now offers its Dyna-Gro branded seed throughout most of its U.S. sales regions. In addition to Dyna-Gro seed, Retail markets branded seed from large global seed companies with proven genetics tailored to regional growing conditions.

Agrium’s Retail business unit offers several agronomic services in addition to the custom application services and soil and petiole testing previously mentioned. The Company owns and operates a laboratory in California where soil and petiole tests are performed. In its Western U.S. sales regions the Company uses a system of weather tracking stations to monitor crop disease conditions and irrigation requirements in high-value crops. Retail has a large group of qualified crop advisors throughout the organization who continually monitor customers’ crops to maximize yields with cost-efficient fertility and pest control recommendations.

Wholesale

Agrium’s Wholesale business unit manufactures, purchases, and markets a full range of nutrients including nitrogen-based, potash and phosphate-based crop nutrient products.

ITEM 5 – DESCRIPTION OF THE BUSINESS

Wholesale owns and operates five major North American nitrogen facilities, four located in Alberta, Canada and one in Borger, Texas. The majority of the nitrogen produced in Alberta is sold in Western Canada and the North Western and Northern Plains regions of the U.S. Nitrogen products from Borger are sold in the Texas Panhandle area and ammonia is sold by pipeline from Texas to the Western Cornbelt. Wholesale has a 50 percent joint venture ownership in a major nitrogen facility located in Bahia Blanca, Argentina (Profertil). Product from Profertil is sold within Argentina and to other South American destinations. The Company also owns and operates a number of facilities that upgrade ammonia and urea to other products such as nitrogen solutions (UAN) and nitric acid. Agrium acquired a 26 percent interest in an export orientated urea facility located in Egypt in early 2009 (see discussion on page 8 of this AIF). Total capacity of these nitrogen plants is more than six million product tonnes.

Wholesale owns and operates a potash mine and production facility at Vanscoy, Saskatchewan, Canada. Capacity of this plant is over two million product tonnes. Approximately 50 percent of Vanscoy’s potash production is sold internationally.

The Company’s Redwater, Alberta facility produces sulphur and phosphate-based fertilizers. Phosphate rock is supplied by Agrium’s phosphate rock mine located at Kapuskasing, Ontario, Canada. A second phosphate-based fertilizer production facility and phosphate rock mine are located at Conda, Idaho, U.S. Total capacity of these plants is 1.2 million product tonnes. Products produced at these plants are primarily marketed within North America.

In addition to the above production plants, Wholesale operates several fertilizer granulation and blending plants in the U.S.

Wholesale has an extensive storage and wholesale distribution network serving Western Canada and the Pacific Northwest, California, Midwest Corn belt, Great Plains, and Southeast regions of the U.S.

Advanced Technologies

Agrium’s Advanced Technologies business unit is comprised of crop nutrient technologies and professional products, including the controlled-release crop nutrient and professional products businesses of Nu-Gro and Pursell as well as the business unit’s legacy controlled-release and micronutrient products. Advanced Technologies utilizes urea produced at the Company’s Wholesale Carseland facility in their production of ESN® and Duration®.

Crop nutrient technologies include the manufacturing and marketing of controlled-release crop nutrients and micronutrients that are sold to the crop nutrient industry worldwide. Agrium’s Advanced Technologies business unit has numerous exclusive arrangements with distributors in North America. Crop nutrient technology products are produced in five production facilities located in the U.S. at Sylacauga, Alabama; Reese, Michigan; and Louisiana, Missouri; and in Canada at Courtright, Ontario and Carseland, Alberta.

Professional products include the marketing of crop nutrients and pest control products in Canada to the professional turf market (golf courses and lawn care companies) horticultural market (greenhouse, nursery, specialty agriculture), and the structural pest control industry (pest control in residential and commercial structures). Professional products are marketed through a network of distributors in Western Canada and through a direct to market approach in Ontario and Eastern Canada. Professional products are produced in two Canadian production facilities located in Putnam, Ontario and Brighton, Ontario.

ii)	Transportation, Storage and Distribution

A significant portion of delivered costs of crop nutrient products to certain customers is attributable to transportation. Agrium has entered into various rail, pipeline and other transportation agreements to provide reliable and competitive transportation services. Agrium leases approximately 3,600 rail tank

ITEM 5 – DESCRIPTION OF THE BUSINESS

and hopper cars, some of which are specially designed to transport fertilizer products. This fleet is supplemented by railroad-supplied cars as needed to meet peak-season transportation requirements. Agrium owns atmospheric and pressurized anhydrous ammonia storage, dry product, and liquid product facilities at locations in Western Canada and throughout the U.S. Wholesale has over 25 locations for storage at distribution terminals and warehouses. These locations, when combined with storage capability at the production facilities and leased warehousing, provide a network of field and production site storage capacity sufficient to meet customer requirements.

iii)	Selected Financial Information

Net sales classified by business unit and by product category for the Corporation’s three most recently completed financial years are provided in Note 28 to Agrium’s 2008 Consolidated Financial Statements, which is incorporated herein by reference and available on the Corporation’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

b)	PRODUCTION METHODS

Production methods for Agrium’s manufactured products are as follows:

Nitrogen-based fertilizers

Ammonia:

Ammonia is produced by taking nitrogen from the air and reacting it with a hydrogen source, usually natural gas reformed with steam, to produce ammonia.

Urea & UAN:

The ammonia is the feedstock for the production of upgraded nitrogen products, including urea, and urea ammonium nitrate. Urea is produced by combining ammonia with carbon dioxide and forming liquid urea, which can be further processed into a solid, granular form. Urea ammonia nitrate is a liquid fertilizer and is produced by combining liquid urea, liquid ammonium nitrate and water.

Potash

The Company produces potash using conventional mining methods from one kilometer deep ore bodies. The mined ore is a mixture of potash, salt and clay. Removing the clay and salt through a milling process produces saleable potash.

Phosphate

The principal raw materials used in the production of phosphate fertilizers are phosphate ore, ammonia and sulphur (or sulphuric acid). The Company extracts phosphate ore using surface mining techniques. The ore is mixed with recycled water to form slurry and then screened to remove coarse materials, washed to remove clay and floated to remove sand to produce phosphate rock. The phosphate rock is then reacted with sulphuric acid to produce phosphoric acid. The majority of the sulphuric acid used is produced from burning sulphur and reacting it with water. The phosphoric acid is then reacted with ammonia to form a granular product or concentrated to form liquid product.

Sulphate

Ammonium sulphate is produced by reacting ammonia and sulphuric acid and then granulated to form a solid granular product.

ITEM 5 – DESCRIPTION OF THE BUSINESS

Fertilizer Technologies and Professional Products

The Company uses three production methods:  (a) coating methods, where various fertilizer substrates are encapsulated to provide a desired release profile; (b) reacted slow release production, where urea is combined with other nitrogen elements to produce a slow release profile; and (c) packaging and blending of fertilizers.

c)	COMPETITIVE POSITION

The market for Agrium’s nutrients and crop production inputs is highly competitive. The Company’s competitors include other large integrated fertilizer producers, cooperatives, divisions of agribusiness companies, regional distributors and independent dealers.

Agrium operates 872 retail centers, 72 terminals and 19 distribution centers in North and South America. Agrium is a major distributor of crop nutrients, crop protection products and seed in a highly competitive industry, particularly with respect to price and service. The principal competitors in the distribution of crop production inputs include agricultural co-operatives, national fertilizer producers, major grain companies and independent distributors and brokers.

Nitrogen-based fertilizer is a global commodity, and customers, including end-users, dealers and other fertilizer producers and distributors, base their purchasing decisions principally on the delivered price and availability of the product. The relative cost of, and availability of transportation for, raw materials and finished products to manufacturing facilities are also important competitive factors. The Company competes with a number of producers in North America and other countries, including state-owned and government-subsidized entities.

Competition in the phosphate and potash fertilizers market is based largely on price, reliability and deliverability. The relative cost and availability of phosphate and potash ore, and the efficiency of production facilities, are also important competitive factors. Domestic competition for phosphate and potash comes mainly from a small number of large producers. In addition, the production and trade of phosphate and potash have become increasingly global and a number of foreign competitors produce phosphate and potash primarily for the export market.

Advanced Technologies develops and markets controlled release nutrients serving the agriculture, specialty agriculture, turf, horticulture and consumer lawn and garden markets. Competitors in the professional turf industry are numerous whereas competition in the pest control industry is more concentrated.

d)	NEW PRODUCTS

In 2008, Advanced Technologies launched XCUtm into the marketplace. The transition to XCUtm, a higher quality polymer and sulfur coated product, was due to market movement, ability to use more advanced technologies, rationalizing the product line, and providing value added. Advanced Technologies has achieved geographic diversity as production capabilities for XCUtm are in both Sylacauga, Alabama and Courtright, Ontario enabling Advanced Technologies to serve our customer base more effectively.

e)	SOURCES OF RAW MATERIALS

A discussion of the Company’s sources of primary raw materials used in the manufacture of nitrogen-based fertilizers, potash and phosphate-based fertilizers is under the headings “Wholesale Products & Services-Nitrogen (N)”, “Wholesale Products & Services-Potash (K)”, “Wholesale Products & Services-Phosphate (P)”, “Wholesale Products & Services-Other”, and “Wholesale Products & Services-Product Purchased for Resale” on pages 38 to 42, 42 to 44, 45 to 47, 47 to 48, and 48, respectively, of Agrium’s 2008 MD&A, which is incorporated herein by reference and available on the Corporation’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

ITEM 5 – DESCRIPTION OF THE BUSINESS

f)	INTANGIBLE PROPERTIES

Agrium has registered and pending trademarks in Canada, the U.S. and other countries where its products are sold. The following table summarizes its main trademarks:

Trademark	Countries
A® Design	Argentina, Canada, United States

Agrium®	Argentina, Belize, Brazil, Canada, Chile, Egypt, France, Guatemala, Indonesia, Mexico, New Zealand, Peru, United States, Venezuela, Vietnam

Agrium® and Design	Argentina, Belize, Brazil, Canada, Chile, Egypt, France, Guatemala, Honduras, Indonesia, Mexico, New Zealand, Peru, United States, Venezuela

Agriumtm	China P.R., Columbia, El Salvador, European Community (CTM), Great Britain, India, Malaysia, Nicaragua, Panama, Philippines, Thailand, Turkey

Agriumtm and Design	China P.R., Columbia, El Salvador, European Community (CTM), India, Malaysia, Nicaragua, Panama, Philippines, Singapore, Thailand, Turkey

AGRIUM ADVANCED TECHNOLOGIES®	Australia, Benelux, Canada, Chile, France, Germany, Great Britain, Japan, Korea, Mexico, New Zealand, Thailand

AGRIUM ADVANCED TECHNOLOGIES® and Design	Australia, Benelux, Canada, Chile, France, Germany, Japan, Mexico, New Zealand, South Korea, Thailand, United Kingdom

AGRIUM ADVANCED TECHNOLOGIEStm	Argentina, Brazil, China P.R., Costa Rica, Ireland, Italy, Malaysia, Philippines, Singapore, Spain, Taiwan, United States

AGRIUM ADVANCED TECHNOLOGIEStm and DESIGN	Argentina, Australia, Benelux, Brazil, Canada, Chile, China P.R., Costa Rica, France, Germany, Ireland, Italy, Japan, Malaysia, Mexico, New Zealand, Philippines, South Korea, Spain, Taiwan, Thailand, United Kingdom, United States
Black Label®	United States

Choice®	United States, Brazil, Chile, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Peru, South Africa

Crop Production Services and DESIGNtm	United States

DURATION CR®	Canada, China P.R., Germany, European Community (CTM), Great Britain, Japan, Malaysia, Philippines, United States

DURATION CR® and DESIGN	Argentina, Benelux, Canada, Chile, European Community (CTM), Germany, Great Britain, Japan, Malaysia, Mexico, Taiwan, South Korea, Thailand, United States

ITEM 5 – DESCRIPTION OF THE BUSINESS

Trademark	Countries
DURATION CRtm	European Community (CTM), China P.R., Malaysia, Italy

DURATION CRtm and DESIGN	Australia, China P.R., Philippines

DURATION®	Argentina, Benelux, Canada, Germany, Japan, Malaysia, South Korea, Taiwan, Thailand, United States

DURATIONtm	Australia, Chile, China P.R., European Community (CTM), Mexico, New Zealand, Philippines

ESN and DESIGN®	Argentina, Australia, Canada, Malaysia, Mexico, New Zealand, United States, Japan

ESN and DESIGNtm	China P.R., European Community (CTM)

ESN®	Australia, Argentina, Canada, Malaysia, Mexico, New Zealand, United States, Japan

ESNtm	China P.R., European Community (CTM)

Helios®	United States

LI 700®	United States, Argentina, Australia, Benelux, Bolivia, Brazil, Columbia, Canada, Costa Rica, Denmark, Dominican Republic, Ecuador, El Salvador, European Community (CTM), France, Guatemala, Ireland, Israel, Mexico, New Zealand, Nicaragua, Norway, Panama, Paraguay, Peru, Poland, South Africa, Spain, Switzerland, Taiwan, United Arab Emirates, Uruguay

Loveland Industries & Design®	United States, Argentina, Bolivia, Brazil, Columbia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Paraguay, Uruguay, Venezuela

Makaze®	United States

Makazetm	Canada

N-Pact®	United States

N-Pacttm	Canada

Nitroform®	Australia, Benelux, Canada, Denmark, Finland, France, Greece, Ireland, Japan, Malaysia, New Zealand, Norway, South Africa, Sweden, Switzerland, Thailand, United States

Nu-Gro® and DESIGN	Canada

Platte Chemical®	Argentina, Bolivia, Columbia, Costa Rica, Dominican Republic, Ecuador, El Salvador, European Community (CTM), Guatemala, Mexico, Nicaragua, Panama, Paraguay, United Kingdom, Uruguay, Venezuela

ITEM 5 – DESCRIPTION OF THE BUSINESS

Trademark	Countries
Polyon®	Australia, Canada, Chile, European Community (CTM), Japan, Mexico, United Kingdom, United States, Singapore

Polyontm	China P.R., South Korea, Malaysia

Rainbow®	Canada, United States

Riser®	United States, Canada

Salvo®	United States, Canada

United Agri Products & Design®	United States, Canada, El Salvador, Panama, Uruguay

Ultrayield Design®	Canada, United States

Western Farm Service® and DESIGN	United States

XCU®	Canada, Japan, Mexico, New Zealand

XCU® Design	Canada

XCUtm	China P.R., Korea, Malaysia, United States

XCUtm Design	United States

Agrium has registered patents in Canada and the U.S. The following table summarizes its main patents:

Title	Patent Number	Coverage
Machine System and Process for Producing Attrition Resistant Slow Release Fertilizer	US 5 374 292	U.S.
Controlled Release Fertilizers and Methods of Production	US 6 663 686	U.S., Canada
Controlled Release Fertilizer and Method for Production Thereof (licensed)	US 5 538 531	U.S., Canada
Machine System and Process for Producing (Cont II) (Continuation of Polyon 292 patent)	US 5 858 094	U.S.
Machine System and Process for Producing (III) (Continuation of Polyon 292 patent)	US 6 537 611	U.S.
Machine System and Process for Producing (Cont I) (Continuation of Polyon 292 patent)	US 5 547 486	U.S.
Controlled Release Plant Nutrients	US 5 803 946	Australia, Canada, U.S.
Process for Producing Improved Sulfur-Coated Urea Slow Release Fertilizers	US 5 599 374	Australia, Canada, EP, Japan, Mexico, New Zealand, Slovakia, Switzerland, U.S.

ITEM 5 – DESCRIPTION OF THE BUSINESS

Title	Patent Number	Coverage
Controlled-Release Pesticidal Composition and Method of Making	US 6 682 751	U.S.
Lecithin-Containing Drift Reduction Composition For Use in Spraying Agricultural Acreage	US 6 797 673	U.S.
Neutral Metal Alkanoate Micronutrient Solutions and Method of Manufacturing Same	US 5 681 366	Australia, Brazil, Canada, EP, U.S.
Sprout Inhibition Compositions Comprising Chlorpropham and Substituted Naphthalenes and Methods of Using Same	US 5 622 912	Australia, Brazil, Canada, EP, Germany, Hungary, New Zealand, Poland, South Africa, Spain, Turkey, U.S.
Method of Controlling Sprout Formation in Potatoes by Selective Application of Chlorpropham, Carvone, Benzothiazole and Ethylene	US 5 811 372	Australia, Canada, EP, Germany, New Zealand, U.S.
Neutral Metal Alkanoate Micronutrient Solutions and Method of Manufacturing Same	US 5 759 226	Australia, Brazil, Canada, EP, U.S.
Seed Treatment Method	US 6 386 126	U.S.
Seed Treatment Method	US 6 591 767	U.S.
Process for Non catalytic Nox Abatement	US 5 399 326	U.S.
Process for Nox Abatement (US)	US 5 626 138	U.S.

While these trademarks and patents constitute valuable assets, Agrium does not regard any single trademark or patent as being material to its operations as a whole.

g)	SEASONALITY

Agricultural nutrient sales are seasonal, as farmers tend to apply the majority of crop nutrients in the spring and fall. As a result, our sales volumes and consolidated earnings tend to be historically strongest in the second and fourth quarters of the calendar year. In 2008, our fourth quarter was not as strong as usual due to the significant reduction in crop nutrient sales volumes and inventory and purchase commitment write-downs.

h)	ENVIRONMENTAL PROTECTION REQUIREMENTS

Agrium’s operations are subject to a variety of federal, provincial, state and local laws, regulations, licenses and permits, the purpose of which is to protect the environment. These environmental protection requirements may apply during design and construction, operation or modification, and at the point of plant closure.

The environmental requirements for new projects typically focus on baseline site conditions, ensuring that the design and equipment selection meet operating requirements, and that safeguards during construction are in place.

ITEM 5 – DESCRIPTION OF THE BUSINESS

Licenses, permits and approvals at operating sites ensure conformance with laws and regulations which may limit or regulate operating conditions, rates and efficiency; land, water and raw material use and management; product storage, quality and transportation; waste storage and disposal; and, emissions and other discharges. Additional legislative requirements may apply in circumstances where site contamination predates the applicable regulatory framework or where there is otherwise evidence that these instruments have not been successful in protecting the environment. These additional requirements may result in an environmental remediation liability that must be resolved.

Finally, the environmental protection requirements that may apply at the time of closure can be of two types; environmental remediation liabilities that did not come due or arise until operations ceased, or asset retirement obligations stipulated by contractual obligations or other legal requirements. For facilities with these stipulations, asset retirement obligations typically involve the removal of the asset, remediation of any contamination resulting from the use of that asset and reclamation of the land.

Contingent Environmental Liabilities

United States Environmental Protection Agency Phosphate Industry Initiative

The United States Environmental Protection Agency (“US EPA”) has undertaken an industry-wide initiative respecting phosphate mines and phosphoric acid manufacturing facilities. The focus of the initiative is to clarify certain exceptions for mineral processing wastes and ensure that facilities comply with the hazardous waste requirements under the U.S. Resource Conservation and Recovery Act (“RCRA”) and state laws. RCRA is the federal statute which governs the generation, transportation, treatment, storage and disposal of hazardous wastes.

In 2005, the US EPA and the Idaho Department of Environmental Quality commenced an investigation of the Conda facility to evaluate compliance with the federal Clean Air Act, RCRA, the Comprehensive Environmental Response, Compensation and Liability Act, and relevant state law. The US EPA has notified Nu-West Industries, Inc. (“Nu-West”), a wholly-owned subsidiary of Agrium Inc., of potential violations of RCRA and the Clean Air Act. Nu-West is cooperating and providing timely responses to the government agencies’ requests for information.

Nu-West, along with other industry members who have also been targeted under the same initiative, are involved in ongoing discussions with the US EPA, the U.S. Department of Justice and various environmental agencies to resolve these matters. Resolution of the issues may take several years. Agrium is uncertain as to how the matter will be resolved or if litigation will ensue. At this time, we do not believe the potential exposure, if any, of this initiative to Agrium would be material. If, however, we are unsuccessful in achieving a satisfactory resolution, we could incur substantial capital and operating expenses to modify our facilities and operating practices.

Environmental Remediation Activities in Idaho and Manitoba

Nu-West is performing or in the future will perform site investigation and remediation activities at six closed phosphate mines and one mineral processing facility near Soda Springs, Idaho. These sites were mined and operated from as early as 1955 to as late as 1996. Selenium, a trace mineral that is essential for optimal human health but becomes toxic at higher concentrations, was found in late 1996 to be leaching from reclaimed lands associated with these and other historic phosphate mines owned by other parties. Nu-West and other phosphate producers have been working diligently to identify the sources of selenium contamination, to develop remedies for the closed mines, and to implement best practices to ensure selenium issues do not become an issue for current and new mining operations. Detailed investigations and analyses have been completed and remediation action plans have been submitted to federal and state agencies for two of these sites. Several years of study will be required at the other sites to determine the appropriate remediation plans. Since 1996, Nu-West has spent approximately $10 million

ITEM 5 – DESCRIPTION OF THE BUSINESS

on investigation and remediation activities at these sites. Agrium believes that other parties are or may be wholly or partly responsible for conducting or paying for the remediation of some of these historic sites.

Viridian Inc. (“Viridian”), a wholly-owned Canadian subsidiary of Agrium Inc., is managing investigative and remedial actions at two mineral processing waste sites near Lynn Lake, Manitoba. One site, at the former Fox Mine, is currently being managed under an operating license with the Manitoba Government. This license requires treatment of acid mine drainage to meet downstream water quality standards. The other site, known as the East Tailings Management Area (“ETMA”), which was operated from the 1950’s to the 1970’s, is being investigated and remediated under a cooperative agreement with the Manitoba Government. The ETMA was abandoned in the 1970’s. Agrium acquired Viridian in 1996.

Viridian spends between $750,000 and $800,000 annually operating the treatment plant at Fox Lake. It also spent $1.5-million on capital in 2008 to substantially modernize that plant. Viridian has made significant additional investment into researching alternatives for the long-term closure of this site. Ongoing investigation and, where beneficial, incremental remedial activities at the ETMA cost Viridian between $1-million and $1.2-million per year.

Agrium does not believe the total costs of remediation of these sites in Idaho or Manitoba to be material.

Climate Change and Greenhouse Gas Issues

Directly and indirectly, Agrium generates greenhouse gases through the production, distribution and use of its products. These emissions may be subject to climate change policy and regulations being developed in North America. However, these policies are developing in a unique way within the various state, provincial and federal jurisdictions.

In the Province of Alberta legislation has been enacted that impacts facilities emitting greater than 100,000 tonnes of CO2 equivalent greenhouse gases per year. Existing facilities that exceed this threshold are required to decrease their emissions intensity by 12 percent relative to the 2003-2005 average baseline. This requirement commenced in the second half of 2007. If a company is unable to decrease its emissions intensity through increases in operational efficiency, it is still able to comply with the Alberta requirements by contributing to the Climate Change Emissions Management Fund at a current cost of $15 per tonne, or by purchasing qualifying offsets from other sources in Alberta.

Agrium has three facilities in Alberta with CO2 emissions in excess of 100,000 tonnes per year. Those facilities are Redwater Fertilizer Operations, (total emissions of approximately 740,000 tonnes); Carseland Nitrogen Operations, (total emissions of approximately 550,000 tonnes); and Fort Saskatchewan Nitrogen Operations (total emissions of approximately 600,000 tonnes). The annual impact of this legislation on Agrium is expected to range between $2-million to $3-million a year commencing in 2008 based on current regulations.

The Canadian federal government has held extensive consultations and in April of 2007 and March of 2008 respectively, the federal government released and clarified its Action Plan entitled “Turning the Corner: Regulatory Framework for Industrial Greenhouse Gas Emissions”. The intent of the Action Plan is to reduce greenhouse gas emissions by 18 percent on an intensity basis relative to a 2006 baseline, with subsequent 2 percent per year reductions thereafter until 2020. Draft regulations were scheduled to be published during the fall of 2008 to be in force by January 1, 2010. However, the draft regulations have not been published at the time of the printing of this report. Therefore, until the federal thresholds are clarified, the potential exposure, if any, of Agrium complying with the federal Action Plan remains difficult to quantify.

The options being considered by U.S. regulators currently lack sufficient detail to assess their potential financial impact.

ITEM 5 – DESCRIPTION OF THE BUSINESS

In an effort to reduce CO2 emissions, Agrium has developed strategies to improve energy efficiencies in our operations, capture and store carbon and reduce emissions in agriculture. Agrium participates in industry efforts to inform government policy development. Agrium also has a cogeneration project at its Carseland facility in partnership with TransCanada Pipelines that has improved its energy use efficiency at this facility.

About 60 percent of the natural gas required to produce nitrogen fertilizer is used to provide the necessary hydrogen for the process. Given current economically viable technologies, the CO2 emissions related to this process cannot be reduced. The remaining natural gas can be managed to increase energy efficiency and reduce CO2 emissions. Significant early action has been implemented by the Company to achieve these improvements. Based on independent government sponsored studies it is estimated that a further 3 to 5 percent reduction in combustion emission intensity will be a challenging target.

Agrium is pursuing opportunities to capture CO2 from our nitrogen operations for enhanced oil recovery, industrial use or underground storage. At its Borger, Texas operation, approximately 230,000 tonnes of CO2 were captured in 2006 and 2007 for enhanced oil recovery. In 2007, Agrium signed an agreement to capture significant CO2 emissions from its Redwater, Alberta facility for enhanced oil recovery. This project is scheduled to become operational in late 2011.

Mitigating factors and strategies:

•	We track our annual air emissions and have proactively undertaken projects designed to improve plant energy efficiencies and reduce all emissions.

•	We have taken, and will continue to take, a leadership role in the fertilizer industry’s negotiations with the government on fair and equitable air emission reduction targets and a pragmatic and realistic compliance system that preserves the global competitiveness of the industry.

Quantification of Costs of Environmental Protection Requirements

Asset retirement obligations are generally related to dismantlement and site restoration. These obligations, which will be settled between 2009 and 2136, represent the undiscounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations in the amount of $651-million as at December 31, 2008. The discounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations are estimated at $86-million as at December 31, 2008. Environmental remediation liabilities represent the undiscounted estimated cash outflows required to settle the environmental remediation liabilities in the amount of $135-million as at December 31, 2008.

i)	ENVIRONMENTAL PRACTICES AND POLICIES

Agrium has well-defined environmental, health, safety and security (“EHS&S”) programs and processes, committed leadership, clear lines of reporting and accountability, and a responsible workforce. In addition to an overall corporate EHS&S group, it has established an EHS&S organization in each business unit. This has enabled Agrium to focus on both oversight and governance as well as increasing management involvement in all of its operations and activities.

Agrium stewards to an integrated EHS&S management system which includes a policy and system documenting minimum EHS&S management and performance expectations applicable to Agrium’s facilities worldwide. Agrium’s business units and, where appropriate, individual facilities augment these requirements with system controls necessary to manage the risks unique to those operations. At the operations level, program best practices are in place to direct the desired outcome.

Continuous improvement and performance monitoring are effected through four technical committees, two management committees and the Board EHS&S Committee. These committees meet at least quarterly to monitor performance against annual and longer-term performance goals, to discuss plans and strategies for addressing weaknesses in our processes, and to evaluate opportunities for improving our systems.

ITEM 5 – DESCRIPTION OF THE BUSINESS

Technical support and compliance assurance is managed at three levels within the organization. Facilities are staffed with technical specialists necessary to support day-to-day operations. The business units are staffed with broader technical expertise to support business unit programs. Business unit personnel also conduct regular, rigorous compliance and systems audits of all locations. The Corporate staff is responsible for maintaining integrated systems, performance monitoring and business unit systems compliance assurance.

j)	EMPLOYEES

As of December 31, 2008 Agrium employed 10,975 people. The breakdown of employees by business unit is as follows:

Business Unit	Number of Employees
Retail	8,050
Wholesale	2,342
Advanced Technologies	290
Corporate	293

Total	10,975

Hourly employees at the following plants are represented by labor unions with the contract expiration date for each plant shown in parenthesis: Vanscoy, Saskatchewan (April 30, 2009); Americus, Georgia (June 30, 2009); Florence, Alabama (July 14, 2009); Bainbridge, Georgia (June 13, 2010).

A union at one facility represents eleven Retail employees. The contract was extended one year and will expire in June 2009.

5.2	RISK FACTORS

Details of the risk factors relating to the business of Agrium are discussed under the heading “Business Risks”, beginning on page 85 of the 2008 MD&A, and are incorporated herein by reference and available on the Corporation’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

ITEM 6 – DIVIDENDS

Agrium’s present intention is to pay regular dividends on its common shares. A semi-annual cash dividend of U.S. $0.055 per share has been paid since 1996. The declaration, amount and date of payment of dividends are determined by the Board of Directors from time to time and will be subject to earnings and financial requirements, and other conditions prevailing at that time.

The following table sets forth the dividends per share paid or payable on the Corporation’s common shares in each of the last three most recently completed fiscal years:

Dividends per Share Paid or Payable
Common Shares
2006	$0.11
2007	$0.11
2008	$0.11

ITEM 7 – DESCRIPTION OF CAPITAL STRUCTURE

7.1    GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Details of the Corporation’s capital structure are discussed under the heading “Outstanding Share Data” on page 75 of the 2008 MD&A, which is incorporated herein by reference and available on the Corporation’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

7.2    CONSTRAINTS

There are no constraints imposed on the ownership of Agrium’s securities to ensure that the Corporation has a required level of Canadian ownership.

7.3    CREDIT RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of an obligation.

There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

The credit ratings afforded the debt securities by the rating agencies are not recommendations to purchase, hold, or sell the debt securities inasmuch as such ratings do not comment on market price or suitability for a particular investor.

The following table sets out ratings the Corporation has received in respect of its outstanding debt securities from the ratings agencies as of February 25, 2009.

	DBRS	Moody’s Investor Service	Standard & Poor’s
Senior Unsecured Notes and Debentures	BBB	Baa2	BBB
Ratings Outlook	Under Review	Under Review – Negative Watch	Stable

A description of the rating categories of each of the rating agencies in the table above is set out below.

DBRS

The BBB rating assigned to the Corporation’s senior unsecured notes and debentures is the fourth highest of ten rating categories for long-term debt, which range from AAA to D. DBRS uses “high” and “low” designations on ratings from AA to C to indicate the relative standing of securities being rated within a particular rating category. The absence of a “high” or “low” designation indicates that the Company’s rating is in the “middle” of the category. The BBB rating indicates that, in DBRS’ view, the rated securities are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.

On February 25, 2009, DBRS placed the rating for the Corporation’s senior unsecured debt under review with developing implications following the Corporation’s announcement that it has submitted a proposal to the board of directors of CF to acquire all of the capital stock of CF. The rating review is pending further clarity as to the final nature of the proposed transaction, the financing package and the impact of regulatory matters.

ITEM 7 – DESCRIPTION OF CAPITAL STRUCTURE

Moody’s Investor Services (Moody’s)

The Baa2 rating assigned to the Corporation’s senior unsecured notes and debentures is the fourth highest rating of Moody’s nine rating categories for long-term debt, which range from Aaa to C. Moody’s appends numerical modifiers from 1 to 3 on its long-term debt ratings from Aa to Caa to indicate where the obligation ranks within a particular ranking category, with 1 being the highest. Obligations rated Baa are defined by Moody’s as being subject to moderate credit risk. They are considered medium-grade obligations and as such may possess certain speculative characteristics.

On February 25, 2009, Moody’s changed its outlook for the Corporation’s senior unsecured debt from stable to under review for possible downgrade. The review was prompted by Agrium’s announcement of its unsolicited offer for CF. Moody’s review will focus on the final financing agreements for the proposed acquisition, the strategic fit of the two companies, regulatory approvals, and the level of cash flow that can be generated to reduce debt.

Standard & Poor’s (S&P)

The BBB rating assigned to the Corporation’s senior unsecured notes and debentures is the fourth highest rating of S&P’s ten rating categories for long-term debt which range from AAA to D. Issues of debt securities rated BBB are judged by S&P to exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. S&P uses “+” or “−” designations to indicate the relative standing of securities within a particular rating category.

S&P assigned a stable outlook to the ratings, which is S&P’s assessment of the potential direction of the rating over the intermediate term.

ITEM 8 – MARKET FOR SECURITIES

8.1    TRADING PRICE AND VOLUME

The Corporation’s Common Shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol: “AGU”.

The following table sets out the high and low price and trading volume of the common shares on the TSX for 2008 on a monthly basis:

Month	High Price	Low Price	Closing Price	Volume
(2008)	($Canadian)	($Canadian)	($Canadian)	(in 000’s)
January	74.28	52.50	64.74	35,868

February	75.25	58.06	72.84	24,090

March	74.26	61.00	63.76	27,016

April	97.00	61.63	79.19	41,797

May	90.73	77.00	86.76	26,054

June	116.15	86.41	109.95	36,709

July	110.75	81.24	89.98	35,223

August	92.30	77.91	89.81	22,359

September	91.06	53.81	59.50	42,758

October	61.03	33.00	46.17	68,471

November	50.00	29.91	39.00	40,776

December	42.40	28.70	41.47	31,614

ITEM 8 – MARKET FOR SECURITIES

The following table sets out the high and low price and trading volume of the common shares on the NYSE for 2008 on a monthly basis:

Month	High Price	Low Price	Closing Price	Volume
(2008)	($U.S.)	($U.S.)	($U.S.)	(in 000’s)
January	75.01	50.86	64.42	87,026

February	76.78	57.36	73.77	66,677

March	75.38	59.40	62.11	63,253

April	95.47	59.77	79.00	125,094

May	91.00	75.23	87.42	81,285

June	113.88	86.31	107.54	124,413

July	108.50	80.05	88.00	117,388

August	89.84	72.76	84.30	85,328

September	87.75	51.66	56.08	127,083

October	57.68	25.92	37.98	229,827

November	43.54	23.08	31.42	123,317

December	35.17	22.08	34.13	86,843

8.2    PRIOR SALES

In the most recently completed financial year, the Corporation did not issue (a) any shares that are not listed or quoted on a marketplace or (b) any subordinated debt securities.

ITEM 9 – ESCROWED SECURITIES AND SECURITIES
SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the Corporation, none of the securities of the Corporation are subject to escrow or contractual restriction on transfer.

ITEM 10 – DIRECTORS AND OFFICERS

10.1  NAME, OCCUPATION AND SECURITY HOLDING

Information is given below with respect to each of the current directors, including all current positions held with the Corporation, present principal occupation and principal occupations during the last five years. The term of office of each director expires at the end of the 2009 Annual General Meeting.

	Year first
	became	Present principal	Prior principal occupation
Name and Municipality	Director of the	occupation or	or employment within the
of Residence	Corporation	employment	preceding five years
Frank W. Proto (1)(4) Regina, Saskatchewan, Canada	1993	Corporate Director. Board Chair of Agrium Inc. (part-time basis)	Corporate Director

Ralph S. Cunningham (1)(2) Houston, Texas, U.S.	1996	President and Chief Executive Officer of EPE Holdings, LLC, the general partner of Enterprise GP Holdings L.P.	Interim President and Chief Executive Officer, Enterprise Products GP, LLC; Group Executive Vice President and Chief Operating Officer, Enterprise Products GP, LLC; Board Chair, Texas Eastern Products Pipeline Company, LLC; Corporate Director

D. Grant Devine (3)(4) Caronport, Saskatchewan, Canada	1993	Corporate Director. Farmer and rancher. President, Grant Devine Farms and Consulting Services Ltd.	Same as present

Germaine Gibara (2)(3) Montreal, Quebec, Canada	2004	Corporate Director. President, Avvio Management Inc.	Same as present

Russell K. Girling (1)(3) Calgary, Alberta, Canada	2006	President, Pipelines of TransCanada Corporation, and Chairman and Chief Executive Officer of TC Pipelines GP, Inc.	Executive Vice President, Corporate Development and Chief Financial Officer, TransCanada Pipelines Limited

Susan A. Henry (2)(4) Ithaca, New York, U.S.	2001	Dean of the College of Agriculture and Life Sciences and Professor at Cornell University, Ithaca, New York	Same as present

Russell J. Horner (1)(2)(4) Vancouver, British Columbia, Canada	2004	Corporate Director	President and Chief Executive Officer, Catalyst Paper Corporation; Corporate Director

A. Anne McLellan, P.C.(3)(4) Edmonton, Alberta, Canada	2006	Corporate Director	Member of Parliament, Edmonton Centre; Deputy Prime Minister of Canada, Minister of Public Safety and Emergency Preparedness, Minister of Health; Corporate Director

Derek G. Pannell(2)(3) Bathurst, New Brunswick, Canada	2008	Managing Partner, Brookfield Asset Management, Inc. (part-time basis)	President and Chief Executive Officer, Noranda/Falconbridge; Corporate Director

Michael M. Wilson Bragg Creek, Alberta, Canada	2003	President & Chief Executive Officer of Agrium Inc.	Same as present

Victor J. Zaleschuk, CA (1)(2) Calgary, Alberta, Canada	2002	Corporate Director	Corporate Director

(1)	Member of the Audit Committee

(2)	Member of the Human Resources & Compensation Committee

(3)	Member of the Corporate Governance & Nominating Committee

(4)	Member of the Environment, Health, Safety & Security Committee

ITEM 10 – DIRECTORS AND OFFICERS

Executive Officers

	Present position with the	Prior principal occupation or
Name and Municipality of	Corporation and Principal	employment within the
Residence	Occupation	preceding five years
Michael M. Wilson Bragg Creek, Alberta, Canada	President & Chief Executive Officer	N/A

William A. Boycott Sylacauga, Alabama, U.S.	Vice President, and President, Advanced Technologies Business Unit	General Manager, Kenai Nitrogen Operations

Stephen G. Dyer Calgary, Alberta, Canada	Vice President, Manufacturing	Director, Business Development; Director, Strategic Development; Manager, Transportation

Patrick J. Freeman Calgary, Alberta, Canada	Vice President & Treasurer	N/A

Richard L. Gearheard Centennial, Colorado, U.S.	Senior Vice President, and President, Retail Business Unit	N/A

James M. Grossett Bragg Creek, Alberta, Canada	Senior Vice President, Human Resources	N/A

Kevin R. Helash High River, Alberta, Canada	Vice President, Marketing & Distribution	Senior Director, NAW Sales; Director, NAW Sales

Angela S. Lekatsas Calgary, Alberta, Canada	Vice President, Corporate Controller & Chief Risk Officer	Controller; Manager, Corporate Reporting

Gordon R. Miller Clovis, California, U.S.	Vice President, Retail West Region; Vice President of Crop Protection Services, Inc. (a wholly owned subsidiary of the Corporation)	President of Western Farm Service, Inc.; Vice President of Western Farm Service, Inc.

Andrew K. Mittag Calgary, Alberta, Canada	Senior Vice President, Corporate Development & Strategy	President & Chief Financial Officer, Rockland Capital Partners, LLC (private advisory firm)

Leslie A. O’Donoghue Calgary, Alberta, Canada	Senior Vice President, General Counsel & Corporate Secretary	N/A

Christopher W. Tworek Calgary, Alberta, Canada	Vice President, Special Projects	Vice President, Supply Management

Thomas E. Warner Rio, Illinois, U.S.	Vice President, Retail East Region; President of Crop Production Services, Inc. (a wholly owned subsidiary of the Corporation)	Vice President of Crop Production Services, Inc.

Bruce G. Waterman Calgary, Alberta, Canada	Senior Vice President, Finance & Chief Financial Officer	N/A

Ron A. Wilkinson Calgary, Alberta, Canada	Senior Vice President, and President, Wholesale Business Unit	Senior Vice President, North America Wholesale; Vice President, Operations & Technology

Directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over approximately 380,933 common shares or 0.243 percent of the common shares outstanding as at December 31, 2008.

ITEM 10 – DIRECTORS AND OFFICERS

10.2  CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of the Corporation is, as at February 25, 2009, or has been within the ten years prior to February 25, 2009, a director, chief executive officer or chief financial officer of any company (including the Corporation), that:

•	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

•	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the above, “order” means any of the following that was in effect for a period of more than thirty consecutive days:

•	a cease trade order;

•	an order similar to a cease trade order; or

•	an order that denied the relevant company access to an exemption under securities legislation.

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

•	is, as at February 25, 2009, or has been within the ten years prior to February 25, 2009, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

•	has, within the ten years before February 25, 2009, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

10.3  CONFLICTS OF INTEREST

To the knowledge of the Corporation, no director or executive officer of the Corporation has an existing or potential conflict of interest with the Corporation or any of its subsidiaries, joint ventures or partnerships.

ITEM 11 – PROMOTERS

During the two most recently completed financial years, no person or company has been a promoter of the Corporation.

ITEM 12 – LEGAL PROCEEDINGS AND REGULATORY ACTIONS

During 2008, six separate class action complaints were filed against the Corporation and a number of unrelated defendants. The complaints generally allege that the defendants engaged in anti-competitive activity respecting their potash business. The plaintiffs seek injunctive relief and to recover unspecified amounts of damages. The Corporation believes that the allegations are without merit. At February 25, 2009, the potential exposure of these lawsuits is indeterminable.

The Corporation is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the

ITEM 12 – LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Corporation’s favour, the Corporation does not currently believe that the outcome of any pending or threatened proceedings related to these or other matters, or the amounts which the Corporation may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity.

ITEM 13 – INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of its knowledge, the Corporation confirms that, as of February 25, 2009, there were no directors or executive officers of the Corporation or an associate or affiliate of a director or executive officer of the Corporation with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation.

ITEM 14 – TRANSFER AGENT, REGISTRAR, AND TRUSTEES

The transfer agent and registrar for the Corporation’s common shares are:

The transfer agent and registrar for the	The Trustee for the Corporation’s unsecured notes
Corporation’s common shares:	and debentures:
CIBC Mellon Trust Company P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario, Canada, M5C 2W9	The Bank of New York Trust Company, N.A. Bondholder Relations 9th Floor, 2001 Bryan Street Dallas, Texas 75201

Telephone:	Telephone: (800) 275-2048 or (800) 254-2826
Outside North America: (416) 643-5500 Inside North America: (800) 387-0825 Website: www.cibcmellon.com

ITEM 15 – INTEREST OF EXPERTS

15.1  NAMES OF EXPERTS

The Consolidated Financial Statements of the Corporation for the year ended December 31, 2008 included in the Corporation’s 2008 Annual Report filed under National Instrument 51-102 Continuous Disclosure (NI 51-102) portions of which are incorporated by reference to this AIF, have been audited by KPMG LLP.

15.2  INTERESTS OF EXPERTS

As of February 25, 2009, KPMG LLP and the partners of KPMG LLP do not hold any registered or beneficial ownership directly or indirectly in the securities of the Corporation or its associates or affiliates.

ITEM 16 – AUDIT COMMITTEE

16.1  AUDIT COMMITTEE CHARTER

Attached, as Schedule 16.1, is the Charter for the Corporation’s Audit Committee.

16.2  COMPOSITION OF THE AUDIT COMMITTEE

Members of the Audit Committee are Victor J. Zaleschuk (Chair), Ralph S. Cunningham, Russell K. Girling, Russell J. Horner and Frank W. Proto. Each member of the Audit Committee is independent and financially literate.

ITEM 16 – AUDIT COMMITTEE

16.3  RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS OF THE AUDIT COMMITTEE

Name
(Director Since)	Principal Occupation and Full Biography
Mr. Victor J. Zaleschuk B.Comm., CA Calgary, Alberta (October 3, 2002) Other Public Directorships • Nexen Inc., an energy company (TSX, NYSE) • Cameco Corporation, a uranium company (TSX, NYSE)	Mr. Zaleschuk is the Board Chair of Cameco Corporation, a director of Nexen Inc. and the former President and Chief Executive Officer of Nexen Inc. Prior to becoming President of Nexen Inc., Mr. Zaleschuk was a Senior Vice President and Chief Financial Officer of Nexen Inc. Before joining Nexen Inc., Mr. Zaleschuk was a senior financial executive in the energy sector.

Dr. Ralph S. Cunningham
Ph.D. (Engineering)
Houston, Texas, U.S.
(December 12, 1996)

Other Public Directorships
•   DEP Holdings, LLC, the general partner of Duncan Energy Partners L.P., a publicly traded midstream energy services partnership (NYSE)*

•   EnCana Corporation, an energy company (TSX, NYSE)

•   Enterprise Products GP, LLC, the general partner of Enterprise Products Partners L.P., a publicly traded midstream energy partnership (NYSE)*

•   EPE Holdings, LLC, the general partner of Enterprise GP Holdings L.P., a publicly traded midstream energy holding partnership (NYSE)*

•   TETRA Technologies, Inc., an oil and gas services company (NYSE)
Dr. Cunningham is President and Chief Executive Officer of EPE Holdings, LLC, the general partner of Enterprise GP Holdings L.P. Dr. Cunningham was Interim President and Chief Executive Officer after serving as a Group Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC. He is Board Chair of TETRA Technologies, Inc., and an Advisory Director of Pilko & Associates, a Houston, Texas based management and consulting firm specializing in advising multi-national companies on environmental, health & safety governance and management systems. Dr. Cunningham is the former Board Chair of Texas Eastern Products Pipeline Company, LLC, the general partner of TEPPCO Partners L.P. (an energy transportation partnership), former Chief Executive Officer of CITGO Petroleum Corporation (an energy company), former Vice Chairman of Huntsman Corporation (a chemical company), former President of Texaco Chemical Company (an energy company), former Chairman and Chief Executive Officer of Clark Oil Refining Corporation (an energy company), former President of Tenneco Oil Processing and Marketing (an energy company), and has held a number of supervisory and management positions at Exxon Company (an energy company).
*Duncan Energy Partners L.P., Enterprise GP Holdings L.P., and Enterprise Products Partners L.P. are affiliated with each other.

ITEM 16 – AUDIT COMMITTEE

Name
(Director Since)	Principal Occupation and Full Biography
Mr. Russell K. Girling
B. Comm., M.B.A. (Finance)
Calgary, Alberta
(May 9, 2006)

Other Public Directorships
•   TC Pipelines GP, Inc., the general partner of TC Pipelines, L.P., a pipeline limited partnership (NASDAQ)
Mr. Girling is President, Pipelines of TransCanada Corporation (a diversified energy and pipeline company), and Board Chairman and Chief Executive Officer of TC Pipelines GP, Inc., the general partner of TC Pipelines, L.P. (a pipeline limited partnership). Mr. Girling is currently a director of NOVA Gas Transmission Ltd. (an Alberta gas pipeline company), which is affiliated with TransCanada Corporation. Mr. Girling is also a former Board Chair of TransCanada Power, L.P. (now EPCOR Power L.P.), and a former director of Bruce Power Inc. (a nuclear power company). Mr. Girling was previously President of TransCanada Gas Services, a division of TransCanada Corporation, Executive Vice President, Power of TransCanada Energy and the Executive Vice President, Corporate Development and Chief Financial Officer of TransCanada Corporation. Mr. Girling is also a former director of the Alberta Children’s Hospital Fund.

Mr. Russell J. Horner B. Sc. (Chem) Vancouver, British Columbia (September 29, 2004) Other Public Directorships None	Mr. Horner is a Corporate Director. He is the former President and Chief Executive Officer of Catalyst Paper Corporation (a forest products and paper company), a former Chief Operating Officer, Australasia, Fletcher Challenge Paper Division, Fletcher Challenge Limited (a forest products and paper company), and a former Managing Director of Australian Newsprint Mills Ltd. (a newsprint company). He is a former Board member of the Pulp and Paper Research Institute of Canada, a former member of the Board of Directors of the World Wildlife Fund Canada, and a former member of the Advisory Board of Factory Mutual Insurance Company (an insurance company). He is past Chair of the Forest Products Association of Canada, past Chair of the Pulp and Paper Manufacturers Federation of Australia, a past Chair of the Commonwealth’s Wood and Paper Industry Forum (Australia), and a past Chair of the Co-operative Research Corporation for Hardwoods (Australia). Mr. Horner has attended the Advanced Management Programs at Harvard Business School and at Auckland University.

Mr. Frank W. Proto B.A. (Economics) Regina, Saskatchewan (March 1, 1993) Other Public Directorships None	Mr. Proto is Board Chair (serving on a part-time basis) of Agrium Inc., and Board Chair of Nelson Group Inc. (an investment company). Mr. Proto was also a director of First Calgary Petroleums Ltd. (an oil and gas company) from April 2008 to December 2008, when it was sold and ceased trading as a public company. Mr. Proto is a former Chair of the Petroleum Technology Research Centre at the University of Regina, a former President and Chief Executive Officer of Wascana Energy Inc. (an energy company), a former Chair of SaskEnergy Inc. (a natural gas distribution and transmission company), and a former member of the Canada Newfoundland Offshore Petroleum Board (a regulatory agency). He is a former director of Chieftain Development Ltd. (an energy company), Century Sales and Service Limited (an industrial company) and Saskatchewan Telecommunications Holding Corporation (SaskTel) (a telecommunications company).

ITEM 16 – AUDIT COMMITTEE

16.4  PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has delegated to the Chair of the Committee the authority to act on behalf of the Committee between meetings of the Committee with respect to the pre-approval of audit and permitted non-audit services provided by KPMG LLP from time to time. The Chair reports on any such pre-approval at each meeting of the Committee.

16.5  EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The following table sets out the fees billed to us by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2007 and 2008. During these years, KPMG LLP was the Corporation’s only external auditor.

Category	Year Ended December 31
	2007	2008
	$	$

Audit Fees(1)	2,768,800	2,952,300
Audit-Related Fees(2)	161,800	315,800
Tax Fees(3)	248,700	325,040
All Other Fees(4)	NIL	NIL

Total	3,179,300	3,593,140

(1)	For professional services rendered by KPMG LLP for the audit and review of the Corporation’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2)	For assurance and related services by KPMG LLP that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit Fees” above, including subsidiary audit procedures in Egypt, Hungary, Chile and Spain for fiscal year 2008; and compliance reports relating to contractual debt arrangements.

(3)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and international jurisdictions; expatriate tax planning services; compliance services relating to exportation tax filings; review and preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance, and transaction services.

(4)	For services provided by KPMG LLP other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above, consisting of miscellaneous corporate reporting, compliance and transaction services.

ITEM 17 – ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interest of insiders in material transactions, where applicable, is provided in the Corporation’s information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information as provided in the Corporation’s consolidated financial statements and MD&A for its most recently completed financial year.

The Corporation will provide to any person, upon request made to the Corporate Secretary of Agrium Inc., 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8:

(a)	When securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed and respecting a distribution of its securities:

(i)	one copy of this annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein

ITEM 17 – ADDITIONAL INFORMATION

(ii)	one copy of the consolidated financial statements of the Corporation for its most recently completed financial year, together with the accompanying report of its auditor, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year

(iii)	one copy of the management proxy circular of the Corporation with respect to its most recent annual meeting of shareholders that involved the election of directors

(iv)	one copy of any documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under item (i) to above; or

(b)  At any time, one copy of any other documents referred to in items (a) (i), (ii) and (iii) above.

Additional information relating to Agrium may be found on the Corporation’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

SCHEDULE 16.1

AGRIUM INC.

AUDIT COMMITTEE

CHARTER

PART I

Establishment of Committee

1.	Committee

The Audit Committee (the “Committee”) is established by the Board of Directors primarily for the purpose of overseeing the accounting and financial reporting processes of the Corporation and the reviews and audits of the financial statements of the Corporation.

The Audit Committee shall assist the Board of Directors in fulfilling the Board’s oversight responsibilities by monitoring, among other things:

a)	the quality and integrity of the financial statements and related disclosure of the Corporation;

b)	compliance by the Corporation with legal and regulatory requirements that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

c)	the independent auditor’s qualifications and independence; and

d)	the performance of the Corporation’s internal audit function and independent auditor.

2.	Composition of Committee

The Committee shall consist of as many members as the Board shall determine, but in any event not fewer than three directors, provided that each member of the Committee shall be determined by the Board to be:

a)	an independent director for the purposes of and pursuant to the Corporation’s Corporate Governance Guidelines;

b)	an “independent” director as defined in and for the purposes of any applicable governance guidelines or listing standards of any stock or securities exchange upon which the securities of the Corporation are from time to time listed;

c)	an “independent” director for the purposes of any applicable corporate, securities or other legislation or any rule, regulation, instrument, policy, guideline or interpretation under such legislation; and

d)	financially literate.

At least one member of the Committee shall have accounting or related financial management experience or expertise. The Committee shall be entitled to take any action at a meeting of the Committee in the absence of such member or members.

No member of the Committee shall serve on the audit committees of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Corporation’s Audit Committee and discloses such determination in the Corporation’s annual management proxy circular.

3.	Appointment of Committee Members

The members of the Committee shall be appointed by the Board on the recommendation of the Corporate Governance & Nominating Committee. The members of the Committee shall be appointed at the time of each annual meeting of Shareholders, and shall hold office until the next annual meeting, or until they are removed by the Board or until they cease to be directors of the Corporation.

PART II

Committee Procedure

4.	Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board on the recommendation of the Corporate Governance & Nominating Committee and shall be filled by the Board if the membership of the Committee is fewer than three directors. The Board may remove and replace any member of the Committee.

5.	Committee Chair

The Board shall appoint a Chair for the Committee. The Chair may be removed and replaced by the Board.

6.	Absence of Chair

If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

7.	Secretary of Committee

The Committee shall appoint a Secretary who need not be a director of the Corporation.

8.	Regular Meetings

The Chair, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall meet at least quarterly. The Committee at any time may, and at each regularly scheduled Committee meeting shall, meet without management present and shall meet periodically with management, the Manager, Internal Audit, the General Counsel, and the independent auditor. The Committee shall also meet separately with the independent auditor at every regularly scheduled meeting of the Committee at which the independent auditor is present. Any member of the Committee may move the Committee in camera at any time during the course of a meeting, and a record of any decisions made in camera shall be maintained by the Committee Chair.

9.	Special Meetings

The Chair, any two members of the Committee, the Manager, Internal Audit, the independent auditor or the Chief Executive Officer may call a special meeting of the Committee.

10.	Quorum

Three members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

11.	Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12.	Agenda

The Chair shall develop and set the Committee’s agenda, in consultation with other members of the Committee, the Board and management. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

13.	Delegation

The Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

14.	Access

In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Corporation.

15.	Attendance of Officers at a Meeting

At the invitation of the Chair of the Committee, one or more officers or employees of the Corporation may, and if required by the Committee shall, attend a meeting of the Committee.

16.	Procedure, Records and Reporting

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board). Without limiting the foregoing, the Committee shall report to the Board any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements within the Committee’s purview, the performance and independence of the Corporation’s independent auditors, or the performance of the internal audit function.

17.	Outside Consultants or Advisors

The Committee when it considers it necessary or advisable, may retain, at the Corporation’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain or terminate such consultants or advisors, including the sole authority to approve the fees and other retention terms for such persons.

PART III

Mandate of Committee

18.	Oversight in Respect of Financial Disclosure and Accounting Practices

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

a)	meet with management and the independent auditor to review and discuss, and to recommend to the Board for approval prior to public disclosure, the audited annual financial statements, including reviewing the specific disclosures in management’s discussion and analysis of financial condition and results of operations;

b)	review, discuss with management and the independent auditor, and recommend to the Board for approval prior to public disclosure:

(i)	the annual information form;

(ii)	the portions of the management proxy circular, for any annual or special meeting of shareholders, containing significant information within the Committee’s mandate;

(iii)	all financial statements included in prospectuses or other offering documents;

(iv)	all prospectuses and all documents which may be incorporated by reference in a prospectus, other than any pricing supplement issued pursuant to a shelf prospectus; and

(v)	any significant financial information respecting the Corporation contained in a material change report.

c)	meet with management and the independent auditor to review and discuss, and to approve prior to public disclosure, the unaudited quarterly financial statements, including reviewing the specific disclosures in management’s discussion and analysis of financial condition and results of operations, and the quarterly interim reports;

d)	review, discuss with management and the independent auditor, and approve prior to public disclosure:

(i)	any unaudited interim financial statements, other than quarterly statements; and

(ii)	any audited financial statements, other than annual statements, required to be prepared regarding the Corporation or its subsidiaries or benefit plans if required to be made publicly available or filed with a regulatory agency;

e)	review and discuss with management and the independent auditor prior to public disclosure:

(i)	each press release that contains significant financial information respecting the Corporation or contains estimates or information regarding the Corporation’s future financial performance or prospects;

(ii)	the type and presentation of information to be included in such press releases (in particular, the use of “pro forma” or “adjusted” non-GAAP information); and

(iii)	financial information and earnings guidance provided to analysts and rating agencies;

provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made) and that the Committee need not discuss in advance each instance in which the Corporation may provide earnings guidance or presentations to rating agencies;

f)	receive and review reports from the Corporation’s Disclosure Committee;

g)	review with management and the independent auditor major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

h)	based on its review with management and the independent auditor, satisfy itself as to the adequacy of the Corporation’s procedures that are in place for the review of the Corporation’s public disclosure of financial information that is extracted or derived from the Corporation’s financial statements, and periodically assess the adequacy of those procedures;

i)	review with management and the independent auditor (including those of the following that are contained in any report of the independent auditor): (1) any analyses prepared by management or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; (2) all critical accounting policies and practices to be used by the Corporation in preparing its financial statements, (3) all material alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative treatments, and the treatment preferred by the independent auditor, and (4) other material communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences;

j)	review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures and transactions on the Corporation’s financial statements;

k)	review the plans of management, the independent auditor and the Manager, Internal Audit regarding any significant changes in accounting practices or policies and the financial and accounting impact thereof;

l)	review with management, the independent auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

m)	review disclosures by the Corporation’s Chief Executive Officer and Chief Financial Officer during their certification process about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

n)	discuss with management the Corporation’s material financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s financial risk assessment and financial risk management policies; and

o)	periodically meet with management separately from the Manager, Internal Audit, or the independent auditor to discuss matters within the Committee’s purview.

19.	Oversight in Respect of the Independent Auditor

Subject to confirmation by the independent auditor of its compliance with Canadian and U.S. regulatory registration requirements, the Committee shall be directly responsible (subject to Board confirmation) for the appointment of the independent auditor for the purpose of preparing or issuing any audit report or performing other audit, review or attest services for the Corporation, such appointment to be confirmed by the Corporation’s shareholders at each annual meeting. The Committee shall also be directly responsible (subject to Board confirmation) for the approval of fees to be paid to the independent auditor for audit services, and shall pre-approve the retention of the independent auditor for any permitted non-audit service. The Committee shall also be directly responsible for the retention and oversight of the services of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. The independent auditor shall report directly to the Committee.

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

a)	review at least annually the independence of the independent auditor, including the independent auditor’s formal written statement of independence delineating all relationships between itself and the Corporation, review all such relationships, and consider applicable auditor independence standards;

b)	consider whether, in order to assure continuing auditor independence, there should be regular rotation of the auditing firm itself;

c)	ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

d)	review at least annually the independent auditor’s written report on its own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with such issues;

e)	review and evaluate the experience, qualifications and performance of the senior members of the audit team of the independent auditor;

f)	evaluate annually the performance of the independent auditor, including the lead partner, taking into account the opinions of management and the Manager, Internal Audit, and report to the Board on its conclusions regarding the independent auditor and its recommendation for appointment of the independent auditor for the purpose of preparing or issuing any report or performing other audit, review, or attest services for the Corporation;

g)	meet with the independent auditor prior to the annual audit to review the planning and staffing of the audit;

h)	review with the independent auditor the adequacy and appropriateness of the accounting policies used in preparation of the financial statements;

i)	periodically meet separately with the independent auditor to review any problems or difficulties that the independent auditor may have encountered and management’s response, specifically:

(i)	any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; and

(ii)	any changes required in the planned scope of the audit; and

(iii)	the responsibilities, budget, and staffing of the internal audit function; and report to the Board on such meetings;

j)	when applicable, review the annual post-audit or management letter from the independent auditor and management’s response and follow-up in respect of any identified weakness;

k)	inquire regularly of management and the independent auditor whether there have been any significant issues between them regarding financial reporting or other matters and how they have been resolved, and intervene in the resolution if required;

l)	receive and review annually the independent auditor’s report on management’s evaluation of internal controls and procedures for financial reporting;

m)	review the engagement reports of the independent auditor on unaudited financial statements of the Corporation; and

n)	review and approve the Corporation’s hiring policies regarding partners and employees and former partners and employees of the present and former independent auditor, (as more particularly described in Exhibit “A” attached hereto, as may be amended from time to time), including those policies that may have a material impact on the financial statements, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor who was a member of the Corporation’s audit team during the preceding three fiscal years and, in addition, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor (within the preceding three fiscal years) for senior positions within the Corporation, regardless whether that person was a member of the Corporation’s audit team.

20.	Oversight in Respect of Audit and Non-Audit Services

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

a)	have the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, provided that the Committee need not approve in advance non-audit services where:

(i)	the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than 5% of the total amount of revenues paid by the Corporation to the independent auditor during the fiscal year in which the non-audit services are provided; and

(ii)	such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

(iii)	such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee;

b)	disclose, through the Corporation’s periodic reports filed with applicable regulatory agencies, the approval by the Committee of a non-audit service to be performed by the independent auditor; and

c)	if the Committee so chooses, delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section, provided that the decision of any member to whom authority is delegated to pre-approve a service shall be presented to the Committee at its next scheduled meeting.

If the Committee approves an audit service within the scope of the engagement of the independent auditor, such audit service shall be deemed to have been pre-approved for purposes of this section.

21.	Oversight in Respect of the Internal Audit Function

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

a)	review the annual audit plans of the Manager, Internal Audit;

b)	review the significant findings prepared by the Manager, Internal Audit and recommendations issued by any external party relating to internal audit issues, together with management’s response thereto;

c)	monitor compliance with the Corporation’s conflicts-of-interest policies that may have a material impact on the financial statements;

d)	review the adequacy of the resources of the Manager, Internal Audit to ensure the objectivity and independence of the internal audit function;

e)	consult with management on management’s appointment, replacement, reassignment or dismissal of the Manager, Internal Audit;

f)	periodically review executive officers’ expenses and aircraft usage reports; and

g)	ensure that the Manager, Internal Audit has access to the Chair, the Chair of the Board, the Chief Executive Officer, and the Chief Financial Officer, and periodically meet separately with the Manager, Internal Audit to review any problems or difficulties he or she may have encountered and specifically:

(i)	any difficulties that were encountered in the course of the audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management;

(ii)	any changes required in the planned scope of the internal audit; and

(iii)	the internal audit function’s responsibilities, budget and staffing; and report to the Board on such meetings.

22.	Oversight in Respect of Legal and Regulatory Compliance

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

a)	review with the General Counsel the Corporation’s compliance policies, legal matters, and any reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

b)	establish procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

c)	periodically review the Corporation’s public disclosure policy.

23.	Limitations on Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate or are in accordance with GAAP. These are the responsibilities of management and the independent auditor. The Committee, its Chair, and any of its members who have accounting or related financial management experience or expertise are members of the Board of the Corporation appointed to the Committee to provide broad oversight of the financial risk and control related activities of the Corporation, and are specifically not accountable nor responsible for the day-to-day operation or performance of such activities. A member or members having accounting or related financial management experience or expertise, or being designated as an “audit committee financial expert,” does not impose a higher degree of individual responsibility or obligation on such member. Rather, the role of any such members, like the role of all Committee members, is to oversee the accounting and financial reporting processes and not to certify or guarantee the accuracy or completeness of the internal or external audit of the Corporation’s financial information or public disclosure.

24.	Funding for Audit and Oversight Functions

The Committee shall have the sole authority to determine (subject to Board confirmation as required), and to require the Corporation to fund, (a) appropriate compensation to the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services; (b) appropriate compensation to any advisors to the Committee; and (c) administrative expenses necessary or appropriate to carrying out the Committee’s duties.

25.	Committee Evaluation

The Committee’s performance shall be evaluated regularly, in accordance with a process developed by the Corporate Governance & Nominating Committee and approved by the Board, and the results of that evaluation shall be reported to the Corporate Governance & Nominating Committee and to the Board.

26.	Review of Committee’s Charter

The Committee shall assess the adequacy of this Charter on an annual basis and recommend any changes to the Board.

27.	Non-Exhaustive List

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight responsibilities.

EXHIBIT “A”

Hiring Policies Regarding Partners and Employees of the Independent Auditor
and Certain of Their Family Members

The hiring of current partners and employees or former partners and employees of the Corporation’s independent auditor or certain of their family members shall be subject to Committee approval in advance of hiring in the following circumstances:

a)	the hiring, for any position within the Corporation, of anyone who has served as a partner or employee of the independent auditor and who was a member of the Corporation’s audit team during any of the preceding three fiscal years; or

b)	the hiring, for a senior position within the Corporation (including any accounting or financial reporting oversight role), of anyone who (i) has served as a partner or employee of the independent auditor during any of the preceding three fiscal years, regardless whether that person was a member of the Corporation’s audit team, or (ii) has served as a partner or employee of the independent auditor and (A) continues to influence the independent auditor’s operations or financial policies, (B) has capital balances in the independent auditor, or (C) has financial arrangements with the independent auditor other than a fully funded retirement plan providing the regular payment of fixed sums; or

c)	the hiring, for any accounting or financial reporting oversight role within the Corporation, of the spouse or spousal equivalent, parent, dependent, nondependent child, or sibling of anyone who, during any of the preceding three fiscal years, has served as a partner or employee of the independent auditor and who (i) was a member of the Corporation’s audit team, (ii) supervised or had direct management responsibility for the audit (including at all successively senior levels through the independent auditor’s chief executive), (iii) evaluated the performance or recommended the compensation of the audit engagement partner, (iv) provided quality control or other oversight of the audit, (v) provided 10 or more hours of non-audit services to the Corporation (or expects so to provide), or (vi) served in the office of the independent auditor in which the lead audit engagement partner primarily practiced in connection with the audit.

In considering whether to approve a proposed hiring under any of the foregoing circumstances, the Committee may take into account any advice by the General Counsel of the Corporation that a proposed hiring is not barred by the independence standards applicable to independent auditors of issuers of securities listed on the Toronto Stock Exchange or the New York Stock Exchange.

The Committee shall review annually a report by the Chief Financial Officer of the Corporation of any hiring during the preceding fiscal year of partners and employees of the Corporation’s independent auditor not falling within the foregoing circumstances, including the identity and position within the Corporation of such hired persons.